Exhibit 4.4

CERTIFICATE OF DOMESTICATION

OF

PLUM ACQUISITION CORP. I

Pursuant to Section 388 of the General

Corporation Law of the State of Delaware (the “DGCL”)

Plum Acquisition Corp. I, a Cayman Islands exempted company, which intends to domesticate as a Delaware corporation pursuant to this Certificate of Domestication (upon such domestication to be renamed “Veea, Inc.” and referred to herein after such time as the “Company”), does hereby certify to the following facts relating to the domestication of the Corporation in the State of Delaware:

1. The Company was originally incorporated on the 11th day of January, 2021 under the laws of the Cayman Islands.

2. The name of the Company immediately prior to the filing of this Certificate of Domestication is Plum Acquisition Corp. I.

3. The name of the Company as set forth in the Certificate of Incorporation is Veea, Inc.

4. The jurisdiction that constituted the seat, siege social or principal place of business or central administration of the Company immediately prior to the filing of this Certificate of Domestication is the Cayman Islands.

5. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of Plum Acquisition Corp. I, and the conduct of its business or by applicable non-Delaware law, as appropriate.

The corporate domestication of the Company shall be effective upon the filing of this Certificate of Domestication and the Certificate of Incorporation with the Secretary of State of Delaware in accordance with Section 388 of the DGCL.

IN WITNESS WHEREOF, the Company has caused this Certificate of Domestication to be executed in its name this [ ● ] day of [ ● ], 2024.

PLUM ACQUISITION CORP. I, a Cayman Islands company

By:
Name:
Title: